FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the mouth of March, 2007

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

TABLE OF CONTENTS

Item

1.	Communication dated March 28, 2007, regarding a Meeting of the Board of Directors held on March 28, 2007.

Item 1

GAFISA S.A.
CNPJ/MF No. 01.545.826/0001-07
NIRE 35.300.147.952
Publicly-Held Company
CVM No. 01610-1

Meeting of the Board of Directors
held on March 28, 2007

1. DATE, TIME AND VENUE: On March 28, 2007, at 3:00 pm, by conference call, as expressly authorized by paragraph 2 of Article 20 of Gafisa S.A.’s (the “Company”) bylaws.

2. CALL NOTICE AND ATTENDANCE: Call notice dismissed due to the attendance of the totality of the members of the Board of Directors of the Company. Meeting quorums were reached.

3. PRESIDING BOARD: Chairman: Gary Robert Garrabrant. Secretary: Bianca Gentil Ciampone.

4. RESOLUTIONS: The following resolutions were unanimously taken by the board members attending the Meeting, with no exceptions:

4.1. To approve the execution of the ‘Advance for Future Capital Increase Agreement’ (“Instrumento Particular de Adiantamento para Futuro Aumento de Capital - AFAC”) by which the Company will grant R$30,000,000.00 (thirty million reais) as an advance for future capital increase of Alphaville Urbanismo S/A. Such amount will be disbursed in installments scheduled according to the needs of capital contribution at Alphaville Urbanismo S/A.

4.2. To authorize the Company's executive committee to engage in any and all acts and to execute any and all documents necessary to implement the above approved resolutions, including, without limitation, the execution of the “Instrumento Particular de Adiantamento para Futuro Aumento de Capital” and the definition of the schedule that refers to the installments of the total amount of the Advance (“AFAC”) mentioned above.

5. CLOSING: As there were no further issues to be addressed, these minutes were drawn up, approved and executed by the totality of the board members. Presiding Board: Gary Robert Garrabrant (Chairman), Bianca Gentil Ciampone (Secretary); Board Members: Gary Robert Garrabrant, Thomas Joseph McDonald, Danilo Gamboa, Eduardo Alcalay, Renato de Albuquerque, Caio Racy Mattar, Richard L. Huber and Fabio Schvartsman.

I certify that this is a true copy of the minutes drawn on the respective corporate book.

São Paulo, March 28, 2007

Bianca Gentil Ciampone
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gafisa S.A.

Date: March 29, 2007	By:	/s/ Alceu Duílio Calciolari

		Name:	Alceu Duílio Calciolari
		Title:	Chief Financial Officer and Director of Investor Relations